Exhibit 99.1

Reconciliation of Net Income to Net Cash From Operations

	Three Months		Three Months
	Ended		Ended
	Mar. 31, 2010		Mar. 31, 2009
Net Income Attributable
to Summit Hotel Properties, LLC	$	(4,728,655)	$	(1,470,972)
plus Depreciation and Amortization		$6,850,564		$5,666,740
plus Impairment on Assets		$1,173,100		$0
less Principal Payments on Company Debt	$	(1,638,656)	$	(1,584,377)
less Priority Return Payments to Investors	$	(535,261)	$	(2,843,471)
less Reserves Required by Lenders	$	(321,306)	$	(436,154)
plus Interest Payments Funded by Principal Advances		$1,393,847		$457,796
plus Repair Expense Funded by Loans/Reserves		$0		$839,967
Net Cash from Operations		$2,193,633		$629,529